

SEC
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FEB 27 2012

Washington, DC
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-51230

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/11_____ AND ENDING _____12/31/11_____
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SummitAlliance Securities, L.L.C.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14785 Preston Road, Suite 1000
(No. and Street)

Dallas	Texas	75254-7876
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Charles H. Spitzer__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of __SummitAlliance Securities, L.L.C.__ , as of __December 31__ , 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

```
JAMIE E. SARRATT
Notary Public, State of Texas
My Commission Expires
January 08, 2016
```

_____
Signature

__CFO__
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

X	(a)	Facing page.
X	(b)	Statement of Financial Condition.
X	(c)	Statement of Income (Loss).
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
X	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X	(g)	Computation of Net Capital.
X	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
X	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X	(l)	An Oath or Affirmation.
X	(m)	A copy of the SIPC Supplemental Report.
☐	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X	(o)	Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SUMMITALLIANCE SECURITIES, L.L.C.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED
DECEMBER 31, 2011

SUMMITALLIANCE SECURITIES, L.L.C.

CONTENTS



8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464
972.387.4300
800.834.8586
972.960.2810 fax

www.cfllp.com

INDEPENDENT AUDITOR'S REPORT

To the Member
SummitAlliance Securities, L.L.C.

We have audited the accompanying statement of financial condition of SummitAlliance Securities, L.L.C. as of December 31, 2011, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SummitAlliance Securities, L.L.C. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion the information is fairly stated in all material respects in relation to the financial statements as a whole.

CF & Co.

CF & Co., L.L.P.

Dallas, Texas
February 21, 2012

SUMMITALLIANCE SECURITIES, L.L.C.
Statement of Financial Condition
December 31, 2011

ASSETS

Cash	$ 477,797
Receivable from broker and dealers	533,433
Securities owned	64,742
Other assets	26,546
	$1,102,518

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$ 6,427
Commissions payable	473,233
	479,660
Member's equity	622,858
	$1,102,518

The accompanying notes are an integral part of these financial statements.

SUMMITALLIANCE SECURITIES, L.L.C.
Statement of Income
For the Year Ended December 31, 2011

Revenues

Commissions income	$ 7,846,032
Other revenue	286,778
	8,132,810

Expenses

Commissions	7,372,829
Compensation and benefits	145,328
Communications	12,934
Occupancy and equipment	118,746
Promotional costs	1,303
Regulatory fees and expenses	3,856
Other expenses	361,420
	8,016,416

Income before income taxes	116,394
Provision for state income taxes	-0-
Net Income	$ 116,394

The accompanying notes are an integral part of these financial statements.

SUMMITALLIANCE SECURITIES, L.L.C.
Statement of Changes in Member's Equity
For the Year Ended December 31, 2011

Balance at December 31, 2010	$ 318,964
Capital distributions	(112,500)
Capital contributions	300,000
Net income	116,394
Balance at December 31, 2011	$ 622,858

The accompanying notes are an integral part of these financial statements.

SUMMITALLIANCE SECURITIES, L.L.C.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2011

Balance, at December 31, 2010	$	-0-
Increases		-0-
Decreases		-0-
Balance, at December 31, 2011	$	-0-

The accompanying notes are an integral part of these financial statements.

SUMMITALLIANCE SECURITIES, L.L.C.
Statement of Cash Flows
For the Year Ended December 31, 2011

Cash flows from operating activities
Net income	$ 116,394
Adjustments to reconcile net income to net cash	
provided (used) by operating activities:	
Change in assets and liabilities:	
Increase in receivable from brokers and dealers	(58,792)
Decrease in securities owned	102,296
Decrease in other assets	6,801
Decrease in accounts payable and accrued expenses	(3,772)
Decrease in commission's payable	(56,490)
Net cash provided (used) by operating activities	106,437

Cash flows from investing activities

Net cash provided (used) by investing activities	-0-

Cash flows from financing activities
Capital distributions	(112,500)
Capital contributions	300,000
Net cash provided (used) by financing activities	187,500
Net increase in cash	293,937
Cash at beginning of period	183,860
Cash at end of period	$ 477,797

Supplemental schedule of cash flow information

Cash paid during the period for:

Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

SummitAlliance Securities, L.L.C. (the "Company"), was formed in July 1998 for the purpose of providing financial services, including securities brokerage and insurance services. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii). Substantially all of the Company's business is conducted with customers located throughout the United States.

The Company operates as a Texas Limited Liability Company (L.L.C.) and has as a sole member, SummitAlliance Investment Group, L.L.C. (the "Parent") ("its Member"). Its Member has limited personal liability for the obligations or debts of the entity.

The Company dissolves in July 2028, unless earlier dissolved in accordance with the articles of organization.

Insurance commissions revenue is recorded when policies are funded by the customer.

Securities transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission income and related expenses are recorded on a trade date basis.

Marketable securities owned and securities sold, but not yet purchased, are carried at quoted market value. Securities owned not readily marketable are carried at estimated fair value as determined by management of the Company. Securities not readily marketable include: (a) securities for which there is no independent publicly quoted market; (b) securities which cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933; or (c) securities which cannot be offered or sold immediately because of other restrictions or conditions. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SUMMITALLIANCE SECURITIES, L.L.C.
Notes to Financial Statements
December 31, 2011

Note 1 -   Summary of Significant Accounting Policies, continued

Fair Value Measurements

The Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended December 31, 2011, the application of valuation techniques applied to similar assets and liabilities has been consistent. The fair value of securities owned is deemed to be Level 1 investments.

Note 2 -   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2011, the Company had net capital of approximately

Note 2 -   Net Capital Requirements, continued

$191,295 and net capital requirements of $57,501. The Company's ratio of aggregate indebtedness to net capital was 4.51 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to its Member can be made under a capital distribution policy approved by the Company's board of directors. Periodic distributions approved by the board of directors are made to enable its Member to pay federal income taxes on Company profits, among other purposes.

Note 3 -   Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 -   Income Taxes

The Company is a single member limited liability company and as such is consolidated for federal income tax purposes with the Parent. The Parent is taxed as a partnership, therefore all taxable income or loss of the Company and the Parent are included in the income tax returns of the Parent's partners, therefore, no federal income tax expense or benefit is recorded.

Note 5 -   Concentration Risk

At various times throughout the year, the Company had cash balances in excess of federally insured limits.

Note 6 -   Related Party Transactions/Economic Dependency

The Company and the Parent are a member of a group of affiliated companies under common control and has extensive transactions and relationships with members of the group. The existence of that control could create operating results and financial position significantly different than if the companies were autonomous.

Under a services agreement the Parent provides the Company with personal property, support staff and office space. The Parent incurs general and administrative

Note 6 -   Related Party Transactions/Economic Dependency, continued

expenses on behalf of the Company. For providing these services, the Parent is entitled to receive compensation from the Company on a monthly basis upon presentation of a monthly invoice which includes a breakdown of expenses being billed. The services and support agreement is automatically renewed on a year-to-year basis unless terminated by written notice not less than 30 days prior to the expiration of a annual term. The Company paid approximately $204,813 under this agreement, during the year ended December 31, 2011. These expenses are included in compensation and benefits, and occupancy and equipment.

The Company is economically dependent on the Parent.

Note 7 -   Commitment and Contingencies

The Company together with others has been named as a defendant in an arbitration incidental to its securities business that alleges, among other things, violations of various State laws and seeks undetermined compensatory and punitive damages plus attorney's fees. The arbitration is in the discovery stage. Management intends to present a vigorous defense.

The ultimate outcome of this arbitration cannot presently be determined. Accordingly, no provision for any liability related to this matter has been made in these financial statements.

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2011, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2011

SUMMITALLIANCE SECURITIES, L.L.C.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2011

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital	$ 622,858
Add:	
Other deductions or allowable credits	-0-
Total capital and allowable subordinated liabilities	622,858
Deductions and/or charges	
Non allowable assets	(26,546)
Concessions receivable in excess of the related payables	(22,167)
Non recourse (customer unsecured) loans at Pershing	(382,850)
Net capital before haircuts on securities positions	191,295
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	-0-
Net capital	$ 191,295

AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 479,660
Other:	
Non recourse (customer unsecured) loans at Pershing	382,850
Total aggregate indebtedness	$ 862,510

SUMMITALLIANCE SECURITIES, L.L.C.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2011

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 57,501
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 57,501
Net capital in excess of required minimum	$ 133,794
Excess net capital at 1000%	$ 105,044
Ratio: Aggregate indebtedness to net capital	4.51 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The difference in the computation of net capital under Rule 15c3-1 from the Company's computation is as follows:

Net capital per unaudited Focus IIA	$ 213,462
Decrease due to reduction for concessions receivable in excess of the related payable	(22,167)
Net capital per audited report	$ 191,295

Schedule II

<u>SUMMITALLIANCE SECURITIES, L.L.C.</u>
<u>Computation for Determination of Reserve Requirements Under</u>
<u>Rule 15c3-3 of the Securities and Exchange Commission</u>
<u>As of December 31, 2011</u>

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Pershing

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended
December 31, 2011



ACCOUNTANTS
CONSULTANTS

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464
972.387.4300
800.834.8586
972.960.2810 fax

www.cfllp.com

**INDEPENDENT AUDITOR'S REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5**

To the Board of Directors of
SummitAlliance Securities, L.L.C.

In planning and performing our audit of the financial statements and supplemental information of SummitAlliance Securities L.L.C. (the "Company"), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co. LLP

CF & Co., L.L.P.

Dallas, Texas
February 21, 2012

The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended December 31, 2011



ACCOUNTANTS
CONSULTANTS

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464
972.387.4300
800.834.8586
972.960.2810 fax

www.cfllp.com

INDEPENDENT ACCOUNTANT'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
SummitAlliance Securities, L.L.C.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by SummitAlliance Securities, L.L.C. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating SummitAlliance Securities, L.L.C.'s compliance with the applicable instructions of the Form SIPC-7. Management is responsible for SummitAlliance Securities, L.L.C.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co. 220.

CF & Co., L.L.P.

Dallas, Texas
February 21, 2012

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended ___12-31___, 20 _11_
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
051230   FINRA   DEC
SUMMITALLIANCE SECURITIES LLC   20*20
14785 PRESTON RD STE 1000
DALLAS TX 75254-6810
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ __8,317__

    B. Less payment made with SIPC-6 filed (exclude interest)   (__4,317__)

      __11-15-11__
        Date Paid

    C. Less prior overpayment applied   (__-0-__)

    D. Assessment balance due or (overpayment)   __4,000__

    E. Interest computed on late payment (see instruction E) for __0__ days at 20% per annum   _____

    F. Total assessment balance and interest due (or overpayment carried forward) $ __4,000__

    G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ __4,000__

    H. Overpayment carried forward $(__-0-__)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

__Summit Alliance Securities, LLC__
(Name of Corporation, Partnership or other organization)

__SK Hall__
(Authorized Signature)

__CCO__
(Title)

Dated the ____ day of _____, 20 ____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
     Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __1-1__ , 20 11
and ending __12-31__ , 20 11

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ __7,846,032__

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   —

(2) Net loss from principal transactions in securities in trading accounts.   —

(3) Net loss from principal transactions in commodities in trading accounts.   —

(4) Interest and dividend expense deducted in determining item 2a.   —

(5) Net loss from management of or participation in the underwriting or distribution of securities.   —

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   —

(7) Net loss from securities in investment accounts.   —

        Total additions   – 0 –

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   4,519,193

(2) Revenues from commodity transactions.   —

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   —

(4) Reimbursements for postage in connection with proxy solicitation.   —

(5) Net gain from securities in investment accounts.   —

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   —

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   —

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):   —

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)   —

        Total deductions   4,519,193

2d. SIPC Net Operating Revenues $ 3,326,839

2e. General Assessment @ .0025 $ 8,317

(to page 1, line 2.A.)